Exhibit 99.4
NEWS RELEASE TRANSMITTED BY Marketwire

FOR: CANADIAN SUPERIOR ENERGY INC.

TSX SYMBOL: SNG
AMEX SYMBOL: SNG

Canadian Superior Energy Inc. Withdraws $155 Million All Cash Bid of CDN $2.16 per Share for Berkana Energy Corp, Calgary, Alberta

NOV 20, 2007 - 08:30 ET

CALGARY, ALBERTA--(Marketwire - Nov. 20, 2007) - Canadian Superior Energy Inc. ("Canadian Superior") (TSX:SNG) (AMEX:SNG) announced that it has withdrawn its $155 million all cash bid for Berkana Energy Corp. ("Berkana") made on Friday, November 16, 2007, after the close of the North American capital markets. The $155 million all cash bid of CDN $2.16 per share to all shareholders of Berkana was made to Murphy Oil Corporation and Murphy Oil Company, Ltd. ("Murphy"), Berkana's 80% shareholder and to Berkana's minority shareholders at a special board of directors meeting of Berkana and their Independent Committee that was convened on Saturday November 17, 2007 regarding this Transaction.

Canadian Superior's bid expired at 3:00 pm MST Saturday November 17, 2007 and it has been formally withdrawn with Berkana and Murphy. Canadian Superior's bid was to be financed by cash, internal sources, conventional banking, high yield debt and institutional shareholder support. Canadian Superior's offer also included upside for Berkana's shareholders who had the option to acquire up to 25% of the value of the Transaction in the form of Canadian Superior common shares.

Murphy recently hired RBC Dominion Securities of Canada to sell Murphy's 80% interest in Berkana. Berkana claims to have 3,000 boe/d of production in Western Canada and approximately CDN $20 million per year of cash flow.

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company. Canadian Superior has operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia, Canada. See Canadian Superior's website at www.cansup.com to review Canadian Superior's operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia interests. Canadian Superior has approximately 20,000 shareholders worldwide, including some of the top institutional shareholders in North America.

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, project start-ups and future capital spending. Actual results, estimates, projections, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This news release contains the reference to the term "undiscovered natural gas resources", which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered. There is no certainty that any portion of the undiscovered resources will be discovered and that, if discovered, it may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations' annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Canadian Superior Energy Inc.
Investor Relations
(403) 294-1411
(403) 216-2374 (FAX)
Website: www.cansup.com

or

Canadian Superior Energy Inc.
Suite 2700, 605 - 5th Avenue S.W.
Calgary, Alberta
Canada T2P 3H5